BioHarvest Announces Appointment of Sharon Malka to Board of Directors

Veteran Technology Leader Brings 25+ Years of Financial and Capital Markets Experience to the Board

Vancouver, British Columbia and Rehovot, Israel – January 22, 2025 - BioHarvest Sciences Inc., (Nasdaq: BHST) (CSE: BHSC)  (FSE: 8MV0) (“BioHarvest” or “the Company”), a company pioneering its patented Botanical Synthesis technology process, today announced that Mr. Sharon Malka has agreed to serve as an independent director of BioHarvest. The appointment is effective immediately.

“We are very pleased to announce the addition of Mr. Malka to the BioHarvest Board of Directors,” said Dr. Zaki Rakib, Chairman of the Board and President of BioHarvest Sciences’ CDMO Services Division. “His operational experience in advancing innovative technologies, and in structuring strategic transactions and major financing rounds, will be invaluable to BioHarvest in our current and future growth stages.”

Sharon Malka stated: “I am delighted to join BioHarvest as an independent director and am impressed with the Company’s commitment to develop the next generation of science-based and clinically proven therapeutic solutions. With its leading-edge Botanical Synthesis technology, BioHarvest is poised for significant growth, and I am keen to contribute my experience and knowledge to support BioHarvest in its future success.”

“Sharon is a veteran capital markets and technology executive, whose perspective and experience will be very valuable as we scale our Botanical Synthesis technology and expand our operations,” commented CEO Ilan Sobel.” We are very pleased to have Sharon join our Board during this transformative phase of the company’s growth.”

Mr. Sharon Malka Detailed Biography

Sharon Malka brings a wealth of experience to BioHarvest, having held senior leadership positions with a number of international healthcare and technology companies. He is currently Chief Executive Officer of Dotz Nano Ltd., an Australian-based technology company focused on developing, manufacturing and commercializing advanced materials for diagnostics solutions. Mr. Sharon is currently on the Board of Directors of MediWound Limited, a Nasdaq-listed biopharmaceutical company, where he also previously served as both Chief Financial Officer and Chief Executive Officer. Prior to Mediwound, Sharon held the role of Partner at Variance Economic Consulting Ltd., a financial services consulting boutique focused on international technology company.

Mr. Malka is a certified CPA and graduate of the Executive Education Program of Harvard Business School. He holds a B.Sc. in Business Administration and an M.B.A.”

About BioHarvest Sciences Inc.

BioHarvest Sciences Inc. (NASDAQ: BHST) (CSE: BHSC) (FSE: 8MV0) is a leader in Botanical Synthesis, leveraging its patented technology platform to grow plant-based molecules, without the need to grow the underlying plant. BioHarvest is leveraging its botanical synthesis technology to develop the next generation of science-based and clinically proven therapeutic solutions within two major business verticals; as a contract development and production organization (CDMO) on behalf of customers seeking complex molecules, and as a creator of proprietary nutraceutical health and wellness products, which includes dietary supplements. To learn more, please visit www.bioharvest.com.

Forward-Looking Statements

Information set forth in this news release might include forward-looking statements that are based on management’s current estimates, beliefs, intentions, and expectations, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. All forward-looking statements are inherently uncertain and actual results may be affected by a number of material factors beyond the Company’s control. Readers should not place undue reliance on forward-looking statements. The Company does not intend to update forward-looking statement disclosures other than through the Company’s management discussion and analysis disclosures available on the Company’s profile on SEDAR+ at sedarplus.ca.

The Canadian Securities Exchange has neither approved nor disapproved the information contained herein and does not accept responsibility for the adequacy or accuracy of this news release.

This release has been reviewed and approved by Dave Ryan, VP Investor Relations, who accepts responsibilities for its contents.

BioHarvest Corporate Contact:

Dave Ryan, VP Investor Relations & Director

+1 (604) 622-1186

info@bioharvest.com

Investor Relations Contact:

Lucas A. Zimmerman

Managing Director

MZ Group - MZ North America

+1 (949) 259-4987

BHSC@mzgroup.us